                                        Filed by Applied Digital Solutions, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                          of the Securities Exchange Act of 1934

                                Subject Company: Applied Digital Solutions, Inc.
                                                   Commission file No. 000-26020



FOR IMMEDIATE RELEASE:

MEDIA CONTACT                                            ADS INVESTOR RELATIONS
Matthew Cossolotto                                       Robert Jackson
Ovations International, Inc.                             Phone: 561-366-4800
Phone: (914) 245-9721                                    Fax:   561-366-8591
matthew@ovations.com                                     rjackson@adsx.com


      APPLIED DIGITAL SOLUTIONS' SHAREHOLDERS APPROVE MERGER WITH DESTRON
              FEARING CORPORATION AT SPECIAL SHAREHOLDERS MEETING

    PROPOSED MERGER NOW SUBJECT TO APPROVAL BY DESTRON FEARING SHAREHOLDERS,
             SCHEDULED TO VOTE SEPTEMBER 7, 2000, AND CERTAIN OTHER
                 CONDITIONS OF THE AGREEMENT AND PLAN OF MERGER

PALM BEACH, FL-September 5, 2000 -APPLIED DIGITAL SOLUTIONS, INC. (NASDAQ: ADSX) today released the results of voting at the special shareholders meeting held Saturday, September 2. Shareholders were asked to vote on the following proposals:

PROPOSAL 1. The issuance of shares of Applied Digital Solutions in exchange for all issued and outstanding shares, options and warrants of Destron Fearing Corporation pursuant to the Agreement and Plan of Merger, dated as of April 24, 2000 under which Destron Fearing would merge with Digital Angel.net and become a subsidiary of Applied Digital Solutions.

PROPOSAL 2. To amend the second restated article of incorporation to increase the number of authorized shares of Applied Digital Solutions from 85,000,000 to 250,000,000.

The results of the shareholder vote at the meeting were as follows:

                  FOR            AGAINST         ABSTAIN
                  ---------------------------------------
Proposal 1.       26,126,477     2,882,809       360,949
Proposal 2.       44,282,213     4,839,830       453,033

With Applied Digital Solutions shareholders' approval of the proposed merger of Digital Angel.net with Destron Fearing Corporation having been obtained, the proposed merger is now subject to approval by the shareholders of Destron Fearing at a special meeting of shareholders to be held on September 7, 2000. The merger is also subject to certain other conditions set forth the Agreement and Plan of Merger.

ABOUT APPLIED DIGITAL SOLUTIONS

Applied Digital Solutions is a leading-edge, single-source provider of e-business solutions. The company differentiates itself in the marketplace by enabling e-business through Computer Telephony Internet Integration (CTII(TM)). With five-year revenue growth (from 1994 to 1998) of 64,012%, Applied Digital Solutions was ranked as the fifth fastest-growing technology company by Deloitte & Touche in its 1999 Technology Fast 500 listing. For more information, visit the company's web site at http://www.adsx.com.

ABOUT DIGITAL ANGEL

In December of 1999, Applied Digital Solutions announced that it had acquired the patent rights to a miniature digital transceiver - which it has named Digital Angel - implantable within the human body that could be used for a variety of purposes, such as providing a tamper-proof means of identification for enhanced e-commerce security, locating lost or missing individuals, tracking the location of valuable property and pets, and monitoring the medical conditions of at-risk patients. The implantable device sends and receives data and can be continuously tracked by GPS (Global Positioning Satellite) technology. For more information about Digital Angel, visit www.digitalangel.net.

ABOUT DESTRON FEARING CORPORATION

Destron Fearing Corporation has been in the animal identification business since 1945. For over 50 years, Destron Fearing has developed, manufactured and marketed a broad range of individual animal identification products. The company owns patents worldwide in microchip technology and is a leader in the world evolution of radio frequency animal identification. For more information about Destron Fearing Corporation, visit the company's web site at: www.destronfearing.com.

Applied Digital Solutions, its directors, executive officers and employees may be soliciting proxies from Applied Digital Solutions' shareholders in favor of the merger. Information concerning Applied Digital Solutions' participants in the solicitation was filed on June 27, 2000 with the SEC in the joint proxy statement/prospectus. In addition, Destron Fearing, its directors and employees may be soliciting proxies from Destron Fearing stockholders in favor of the merger. Information concerning Destron Fearing's stockholders participants in the solicitation was filed with the SEC on June 27, 200 in the joint proxy statement/prospectus.

                                      # # #

Applied Digital Solutions and Destron Fearing have filed a joint proxy statement/prospectus and other relevant documents concerning the merger with the United States Securities and Exchange Commission (the "SEC"). APPLIED DIGITAL URGES INVESTORS TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain the documents free of charge at the SEC's website, www.sec.gov. In addition, documents filed with the SEC by Applied Digital Solutions will be available free of charge from Applied Digital Solutions at 400 Royal Palm Way, Suite 410, Palm Beach, Florida 33480;
Attention: Kay Langsford, Vice President of Administration, Telephone (561) 366-4800. READ THE JOINT PROXY STATEMENT/PROSPECTUS CAREFULLY BEFORE MAKING A DECISION CONCERNING THE MERGER.

Statements about the Company's future expectations, including future revenues and earnings, and all other statements in this press release other than historical facts are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and as that term is defined in the Private Litigation Reform Act of 1995. The Company intends that such forward-looking statements involve risks and uncertainties and are subject to change at any time, and the Company's actual results could differ materially from expected results. The Company undertakes no obligation to update forward-looking statements to reflect subsequently occurring events or circumstances.

                                      # # #











                                       3